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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 8)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AT HOME CORPORATION
                               -------------------
                                (Name of Issuer)

                SERIES A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                               -------------------
                         (Title of Class of Securities)

                                    045919101
                               -------------------
                                 (CUSIP Number)

                             MARILYN J. WASSER, ESQ.
                       VICE PRESIDENT -- LAW AND SECRETARY
                                   AT&T CORP.
                             295 NORTH MAPLE AVENUE
                             BASKING RIDGE, NJ 07920
                                 (908) 221-2000
                               -------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               September 28, 2001
                               -------------------
           (Date of Events Which Require Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].


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      This Amendment No. 8 amends the Schedule 13D originally filed on March
19, 1999 (as amended by Amendment No. 1 filed on March 30, 2000, Amendment No. 2 filed on September 5, 2000, Amendment No. 3 filed on January 12, 2001, Amendment No. 4 filed on April 19, 2001, Amendment No. 5 filed on May 22, 2001, Amendment No. 6 filed on June 12, 2001, and Amendment No. 7 filed on October 1, 2001, the "Schedule 13D") by AT&T Corp. ("AT&T") and relates to shares of Series A common stock, par value $0.01 per share (the "Series A Common Stock"), of At Home Corporation, a Delaware corporation ("Excite@Home" or the "Issuer"). The Issuer's principal executive offices are located at 425 Broadway Street, Redwood City, CA 94063. Pursuant to Rule 13d-3 under the Exchange Act, this Amendment No. 8 also relates to the shares of Series A Common Stock issuable upon conversion of shares of the Series B common stock, par value $0.01 per share ("Series B Common Stock"), of Excite@Home. Capitalized terms used without definition in this Amendment No. 8 shall have the respective meanings ascribed to them in the Schedule 13D. References to "herein" and "hereof" are references to the Schedule 13D, as amended by this Amendment No. 8.

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

      The foregoing description of the Asset Purchase and the Asset Purchase Agreement is qualified in its entirety by reference to the text of the Asset Purchase Agreement, which is attached hereto as Exhibit 1 to this Amendment No. 8 and is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The response to Item 4 is repeated and incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Asset Purchase Agreement, dated September 28, 2001, by and among At Home Corporation, certain subsidiaries of At Home Corporation and AT&T Corp.

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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 4, 2001

                                    AT&T CORP.

                                    By: /s/ Steven Garfinkel
                                       -------------------------------
                                    Name:  Steven Garfinkel
                                    Title: Assistant Secretary




















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                                INDEX OF EXHIBITS
                                -----------------


1. Asset Purchase Agreement, dated September 28, 2001, by and among At Home Corporation, certain subsidiaries of At Home Corporation and AT&T Corp.




















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